April 9, 2010

Ms. Linda Cvrkel

Branch Chief – Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Multi-Color Corporation – File No. 000-16148

Dear Ms. Cvrkel:

We have reviewed the comments contained in your letter to Multi-Color Corporation (the “Company, we or us”) dated March 26, 2010, regarding our Annual Report on Form 10-K for the year ended March 31, 2009 and our Definitive Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2009. We have reproduced your comments in their entirety in bold-face type and our response is included below each comment.

Form 10-K for the year ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note that you discuss the results of operations in terms of changes in net revenues and gross profit. Please revise future filings to discuss and analyze net revenues and cost of revenues in addition to gross profit. Because gross profit is impacted by both net revenues and cost of revenues, we believe a separate discussion of cost of revenues should be provided.

Response:

We will discuss and analyze cost of revenues in addition to net revenues and gross profit in our future filings. Please note that because our cost of revenues is so closely related to our gross profit, we believe it is appropriate to include our discussion of cost of revenues and gross profits in a section entitled “Cost of Revenues and Gross Profits.”

- Comparison of Fiscal Years Ended March 31, 2008 and March 31, 2007, page 14

2.	We note your disclosure that the lower organic growth rate in 2008 resulted primarily from inventory adjustments by two major customers during the fourth

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quarter. Please provide us more details as to the nature of these “inventory adjustments” and tell us how they affected your revenue during fiscal year 2008.

Response:

The two major customers intentionally lowered their target inventory levels (“inventory adjustments”) during the 4th quarter of 2008 in response to the drop in consumer spending at the beginning of the current recession. These customers began to see reduced purchase volumes of their products and reduced inventories throughout the supply chain, resulting in lower revenues for Multi-Color for our fiscal 4th quarter.

Specifically, our revenues were reduced by $3.1 million for the 4th quarter and year ended March 31, 2008 as a result of reduced orders from the two major customers. This reduction resulted in a 4% revenue reduction for the 4th quarter, as compared to the prior year, and a 1.5% revenue reduction for the year.

- Critical Accounting Policies and Estimates, page 15

3.	We note your disclosure of goodwill and other acquired intangible assets as a critical accounting estimate. In light of the significant balance of goodwill and intangible assets on the balance sheet as of March 31, 2009 and 2008, we believe you should revise your discussion in your Critical Accounting Policies and Estimates Section in future filings to provide more detail about the estimates surrounding goodwill, including the nature of the assumptions used in the impairment analysis. Your disclosure should include:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response:

In our discussion of Critical Accounting Policies and Estimates in future filings, we will provide more detail about the estimates surrounding goodwill, including the nature of the assumptions used in the impairment analysis. Our disclosure in future filings will include the types of assumptions underlying the most significant and subjective estimates, sensitivity of those estimates to deviations of actual results from management’s assumptions, and circumstances that have resulted in revised assumptions in the past. In developing our disclosure, we will refer to the guidance in SEC Interpretive Release No. 33-8350.

- Liquidity and Capital Resources, page 16

4.	Please revise future filings to discuss the estimated amount of capital expenditures for fiscal year 2010.

Response:

In future filings, we will discuss the estimated amount of capital expenditures for the upcoming fiscal year.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk, page 18

5.	We note from your disclosure that you identify foreign currency exchange risk as one of your market risks. Please revise future filings to disclose your foreign currency exchange risk in accordance with one of the three disclosure alternatives set forth in Item 305(a)(1) of Regulation S-K.

Response:

In future filings, we will include disclosure of our foreign currency exchange risk in accordance with one of the three disclosure alternatives set forth in Item 305(a)(1) of Regulation S-K.

Audited Financial Statements

Statements of Cash Flows, page 26

6.	We note that one of the cash flows from investing activities as disclosed on the statement of cash flows is described as “short-term refunds (deposits) on equipment.” Please tell us the nature of the amounts included in this line item and explain to us how you account for these deposits and refunds received.

Response:

In fiscal year 2008, the Company entered into purchase orders to construct and purchase three new printing presses from a vendor in order to support printing capabilities necessary to comply with changes in customer requirements. As the initial decision was to construct and purchase the presses, the deposits and other associated costs to construct were originally treated as capital expenditures. Through the end of fiscal year 2008, the Company spent approximately $4.4 million dollars for all costs related to the construction of the three presses. Early in fiscal year 2009, the Company decided to finance the presses by entering into operating leases and as a result, prior to the issuance of the financial statements, reclassified these expenditures from Fixed Assets to Equipment Deposits on the March 2008 Consolidated Balance Sheet. Upon entering into the operating leases, the Company was reimbursed for the money originally spent in fiscal 2008 for the construction of the presses resulting in the cash inflow in fiscal year 2009. The Company did not take title to the presses.

Notes to the Financial Statements Note 3, Acquisition, page 29

7.	We note that the value of the 2,206 common shares issued as consideration in the acquisition of Collotype was determined based on “estimated fair value.” Please explain to us, and disclose in future filings, how you calculated or determined the “estimated fair value.” As part of your response, please explain in detail how the treatment used complied with the guidance outlined in paragraph 22 of SFAS No. 141 which requires the use of the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced.

Response:

On February 29, 2008, the Company completed its acquisition of Collotype International Holdings Pty. Ltd. (“Collotype”) pursuant to the Share Sale and Purchase Agreement dated January 21, 2008 (“Agreement”). The former shareholders of Collotype and the minority interest holders of Collotype’s majority-owned subsidiaries received a portion of the sales price in the form of 2,026,000 shares of the Company’s common stock (“Shares”). The calculation of the estimated fair value of the Shares is described below.

The Company Used a Measurement Period Tied to the Date on which the Purchase Price Components Became Fixed.

EITF Issue 99-12 (EITF) provides guidance concerning the determination of the fair value of stock to be issued where market price changes more frequently than daily. The EITF notes that, pursuant to guidance in APB No. 16, “the value of the acquirer’s marketable securities should be determined based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. Task Force members observed that the reasonable period of time is intended to be very short, such that a few days before and after the acquisition is agreed to and announced.” However, the Task Force also noted that “if the application of a formula results in a change in the number of shares or the amount of other consideration to be issued in the purchase business combination, then the first date on which the number of acquirer shares and the amount of other consideration become fixed without subsequent revision is the measurement date.”

Although the exact number of Shares was fixed on the date the Agreement was signed, January 21, 2008, the amount of the “other consideration” to be received, the cash component, was not determined until four business days prior to the February 29 closing date. The cash component was calculated based on the purchase price base less, among other things, the value of the Shares. The Agreement provided that for purposes of this calculation, the value of the Shares would be equal to the average closing price of the Company’s common stock for the 30 consecutive trading days up to the fourth business day prior to the closing date (subject to a ceiling and floor value measured over the same 30-day period). Accordingly, the amount of the cash consideration was not fixed until the Share value was fixed on the fourth business day prior to the February 29 closing, February 25, 2008.

As provided in Paragraph 22 of FASB Statement No. 141, the Company began its valuation of the Shares based on the market price of its common stock. The Company used the average of the closing market price on Friday, February 22, the last trading day prior to the measurement date

(four business days prior to the closing) and the closing market price on Monday, February 25, the measurement date. The calculation was as follows:

$21.67 + $21.86 = $43.52/2 = $21.765 x 2,026,000 shares = $44,095,890

Based on the One-Year Contractual Transfer Restriction, a Discount was Applied to the Share Value.

The Shares were not registered under the Securities Act of 1933, as amended (“1933 Act”), or the laws of any other jurisdiction, in accordance with Regulation S and the exemption provided by Section 4(2) of the 1933 Act. As such, the Shares were “restricted shares” under the 1933 Act. Moreover, a related Shareholder Agreement, provided for a one-year restriction period for any transfer, sale, assignment, conveyance, encumbrance or other disposition of the Shares. The Company also looked to the Interpretation of FASB Statement No. 141, paragraph 23.1, which points out that “the determinable value of one security may not necessarily indicate the fair value of another similar, but not identical, security because their differences affect the value – for example, the absence of a registration or an agreement which restricts a holder’s ability to sell a security may significantly affect its value.”

Therefore, concurrent with the acquisition, the Company engaged Deloitte Financial Advisory Services LLP (“Deloitte”) to assess the appropriate discount related to the one-year contractual restriction period applicable to the Shares as of the closing date, February 29, 2008. Deloitte utilized three methods to value the discount: (i) an option pricing model, (ii) a restricted stock comparative analysis model; and (iii) a review of empirical evidence relating to discounts for lack of marketability from published survey sources.

Option Pricing Model. Deloitte used a modified American Black-Scholes-Merton option pricing model to estimate the fair value of a put option for the Shares. Under this method, the value of the restriction on transferability is assumed to equal the cost of buying a put option to guarantee the shareholder would receive at least the future value of the current stock price at the end of the restriction period. For purposes of this calculation, information concerning the Company’s stock price, dividends and volatility was obtained from Bloomberg Information Services and risk free interest rate data was obtained from the Federal Reserve Statistical Release. Please note that the analysis assumed: (i) a one-year time to expiration for the put option consistent with the one-year contractual transfer restriction (a level 1 input); (ii) a risk free interest rate of 1.77% based on the yields of U.S. Treasury Strips with a term to maturity equal to the length of the one-year restriction period (level 2 input); and (iii) a volatility assumption of 43.5% based on quantitative analysis of historic fluctuations in the Company’s stock price over the one-year period ended on February 29, 2008 (level 2 input).

Restricted Stock Comparative Analysis. Under the restricted stock comparative analysis model, the discount for lack of marketability was inferred by analyzing transactions in unregistered shares of stock of publicly-traded corporations. The Deloitte analysis notes that the stock transactions examined during their review were reported in FMV Opinions, Inc.’s FMV Restricted Stock Study, which contained data on 475 restricted stock transactions. However, the Deloitte analysis excluded producers of commodities and raw materials and companies engaged in retail trade. The analysis also excluded transactions prior to the shortening of the SEC Rule

144 holding period from two years to one year. Finally, based on the heightened level of market volatility and different interest rate environment present in the mid- to late 1990s, the Deloitte analysis focused on the period from 2000 to 2005.

Empirical Evidence – Restricted Stock Studies. The published survey sources included studies of several hundred transactions from 1966 to 2000. However, the Deloitte analysis focused on data regarding transactions occurring after April 1997, when the Rule 144 holding period was reduced from two years to one year.

The foregoing Deloitte analysis indicated the following range of discounts: option pricing model – 16.5%, restricted stock comparative analysis – 17.0%, and restricted stock studies (most recent data) – 19.0%. Based on this information, the Company concluded that the discount for the lack of marketability needed to arrive at the fair value of the Shares as of February 29, 2008 was 17.0%.

We will disclose how we calculated or determined the “estimated fair value” of the shares issued as consideration in the Collotype acquisition in future filings, and we will provide similar type disclosures within our Critical Accounting Estimates for any future acquisitions, as appropriate.

Note 8. Goodwill and Intangible Assets

8.	We note from the rollforward of the Company’s goodwill balance provided in Note 8 that the Company recognized a $(906) adjustment to goodwill related to the Collotype acquisition during the fiscal year ended March 31, 2009. Please tell us and disclose in the notes to the Company’s financial statements in future filings the nature and timing of the events or circumstances that resulted in the recognition of this adjustment to the goodwill recognized in connection with the Collotype acquisition.

Response:

The Company’s acquisition of Collotype was completed in February 2008, one month prior to the Company’s fiscal year-end. The determination of the allocation of the purchase price to specific assets acquired and liabilities assumed was finalized during the fourth quarter of fiscal 2009. Specifically, the Company was awaiting final valuations on acquired fixed assets and also finalization of the tax accounting surrounding the acquisition. Following is a summary of the final changes to the purchase price that impacted goodwill during fiscal 2009 (in thousands):

Finalization of Fixed Asset valuations	$3,313
Final adjustments to deferred tax accounts and reserves	$(4,069)
Escrow receipts from indemnification claims	$(66)
Finalize payables for accrued legal and other fees	$(84)

Total	$(906)

In the notes to the Company’s financial statements included in future filings, we will disclose the nature and timing of the events or circumstances that resulted in the recognition of the adjustment to the goodwill recognized in connection with the Collotype acquisition.

Forms 8-K filed January 29, 2010 and May 15, 2009

9.	We note that your Forms 8-K filed on January 29, 2010 and May 15, 2009 provide disclosure of adjusted income from continuing operations and adjusted EPS. Please note that we believe that these measures are non-GAAP financial measures and your Form 8-K should include the disclosures set forth in Item 10(e)(1)(i) of Regulation S-K. Please revise future filings accordingly. See Item 2.02 of Form 8-K and Question 105.06 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures issued by the Staff on January 11, 2010 for guidance.

Response:

We will revise future filings to include the disclosures set forth in Item 10(e)(1)(i) of Regulation S-K with regard to adjusted income from continuing operations and adjusted EPS. We will refer to the guidance in Item 2.02 of Form 8-K and Question 105.06 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures issued by the Staff on January 11, 2010 for guidance.

Compensation Discussion and Analysis, page 15

10.

We note from your disclosure on page 17 that the board “establishes a target for the total direct compensation of each executive officer to fall at approximately the 75th percentile of U.S. executives with comparable responsibilities, in U.S. public companies of comparable scope (in terms of annual revenues, number of employees and location) and similar industries. The Committee also considers Multi-Color’s performance compared to that of the NASDAQ Market Index, a broad market index, and the Hemscott Group Index — Packaging and Containers, an index comprised of approximately 20 printing and packaging industry peer companies.” It appears that you may engage in benchmarking. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

In future filings, we will identify any companies or data to which we benchmark and disclose the degree to which our Compensation and Organization Development Committee considers such companies or data to be comparable to us. We will refer to Item 402(b)(2)(xiv) of Regulation S-K for guidance.

Annual Incentive Bonus Compensation, page 18

11.	In future filings please provide quantitative information about the targets against which you measured executive’s performance in order to determine actual bonus amounts paid, including targets related to operating income, sales growth, EBIT, and certain general and administrative expenses. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm and thus can be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation of such conclusion.

Response:

In future filings, quantitative information will be provided about the targets against which we measured executive officers’ performance in order to determine the actual bonus amounts paid.

Please note that in our upcoming proxy statement, we will address executive compensation for the fiscal year ended March 31, 2010, as well as components of executive compensation for the fiscal year ending March 31, 2011. Our Compensation and Organization Development Committee (“Committee”) determined in the first quarter of the 2010 fiscal year that in light of current economic conditions, it would not be appropriate to pay any bonuses for the 2010 fiscal year regardless of the Company’s or any executive officer’s performance. Although the Committee initially established a bonus program for the 2010 fiscal year which was based on certain performance targets, the bonus program was not implemented. Accordingly, we do not expect to include any quantitative information about targets for the fiscal year ended March 31, 2010 in our proxy statement.

Summary Compensation Table, page 25

12.	We note that footnote (6) indicates that you provide a pension (superannuation) contribution to Mr. Nigel Vinecombe. In future filings, please reconcile this with your disclosure on page 28 that there are no plans or arrangements providing for payments to Mr. Vinecombe upon change in control or termination of employment.

Response:

In future filings we will reconcile our footnote (6) superannuation (pension contribution) disclosure with our disclosure on page 28 that “there are no plans or arrangements providing for payments to Mr. Vinecombe upon a change in control or termination of employment” by expanding footnote (6) to explain that superannuation payments are not enhanced or accelerated by termination of employment or change of control.

Instruction 3 to Item 402(j) (which relates to the table disclosing change in control and termination of employment payments) provides: “To the extent that the form and amount of any payment or benefit that would be provided in connection with any triggering event is fully disclosed pursuant to paragraph (h) or (i) of this Item, reference may be made to that disclosure.

However, to the extent that the form or amount of any such payment would be enhanced or its vesting or other provisions accelerated in connection with any triggering event, such enhancement or acceleration must be disclosed pursuant to this paragraph.” The Company’s pension (superannuation) contribution with respect to Mr. Vinecombe is disclosed pursuant to paragraph (i) of Item 402 in the footnote to the Summary Compensation Table, and the payment of superannuation is not enhanced or accelerated by a termination of employment or change in control. The Company contributes annually on behalf of Mr. Vinecombe to a fund or retirement savings account administered by an unaffiliated third party, with the funds generally becoming accessible to Mr. Vinecombe or his estate upon his death, disability or retirement after the statutory age.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-345-1108 or dbertsche@mcclabel.com if you have further questions or need any additional information.

Sincerely,

/s/ Dawn H. Bertsche
Dawn H. Bertsche

Senior Vice President of Finance, Chief Financial and Accounting Officer and Secretary

cc:	Francis D. Gerace, President and Chief Executive Officer, Multi-Color Corporation
Tim Downard, Grant Thornton
Ivan Diamond/June King, Greenebaum Doll & McDonald PLLC